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                                   FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654

                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                Form 20-F       X          Form 40-F
                              -----                     -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                         Yes                 No           X
                              -----                     -----

                   Indicate by check mark if the registrant is
                submitting the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                         Yes                 No           X
                              -----                     -----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934:

                         Yes                 No           X
                              -----                     -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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( BW)(ENDESA)(ELE) More Than 81% of the Thermal Generation of Endesa
in Spain Comes from Power Plants Holding ISO 14001 Certifications

    Business Editors/Energy Writers

    NEW YORK--(BUSINESS WIRE)--Feb. 5, 2003--Endesa (NYSE:ELE)

   -- The two largest production power plants in The Canary Islands, Barranco de Tirajana (Gran Canaria) and Granadilla (Tenerife), as well as two of the five thermal plants of Endesa Italia, representing 54% of the electricity generation of the company in Italy, are also certified according to the European Regulation EMAS II of Environmental Management and Audit.

   -- In Latin America, 50% of Endesa's total generation in the continent has been certified as meeting the ISO 14001
        Standard.

    More than the 81% of the energy produced by Endesa (NYSE:ELE) in Spain last year was generated in power plants that were certified under to the international rules of Environmental Management.
   The "Asociacion Espanola de Normalizacion y Certificacion"
(AENOR), an organism entrusted by the Government for the certification in the industrial and services sectors, verifies on a yearly basis the effectiveness of the Environmental Management Systems that include all the activities that are carried out in the power plants.

    Implementation of Environmental Management Systems in Spain

    The progressive introduction of Environmental Management Systems
(EMS) in the main areas of the Company, both in Spain and in the other countries where Endesa has a presence, is one of the main strategic objectives of Endesa's environmental policy.
    To date, the environmental management international certification ISO 14001 has been granted to the following thermal power plants: As Pontes, Almeria, Los Barrios, Eivissa, Teruel, Alcudia, Melilla, Mao, Ceuta, Barranco de Tirajana and Granadilla (the two latest recently certified by EMAS II), as well as all nuclear power plants.
    Furthermore, the power plants at Compostilla, Jinamar and Candelaria thermal are in the final stages of certification.

    Implementation of Environmental Management Systems in other countries

    Two of the five thermal power plants of ENDESA Italia (Monfalcone and Tavazzano/Montanaso) have Environmental Management Systems that have been certified as meeting both the ISO 14001 Standard and the EMAS regulation, which means that around 54% of the company's production is under certified environmental management systems.
    In Latin America, 50% of Endesa's total electricity generation in the continent is backed up by an ISO 14001 certification.
    It is noteworthy that all of Endesa's generation facilities in Argentina have environmental management systems certified by the ISO 14001. The last one obtaining the certification was the hydro central El Chocon, at the end of last year.

    --30--SDG/ny*

    CONTACT: Endesa
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENDESA, S.A.

Dated: February 05, 2003         By: /s/ Jacinto Parinete______________________
                                 Name: Jacinto Pariente
                                 Title: Manager of North America
                                 Investor Relations

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